                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  Schedule 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                           The Progressive Corporation
   ---------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $1.00 Par Value
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   743315 10 3
                   -------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]     Rule 13d-1(b)
         [  ]     Rule 13d-1(c)
         [X ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                          (Continued on following page(s))

                                  Page 1 of 4 Pages

---------------------                                        ------------------
                                      13G
CUSIP NO. 743315 10 3                                        PAGE 2 OF 4 PAGES
---------------------                                        ------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Peter B. Lewis
                       ###-##-####
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------

     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
-------------------------------------------------------------------------------

                                       5       SOLE VOTING POWER
                NUMBER OF
                  SHARES                               8,388,149**
               BENEFICIALLY        ---------------------------------------------
                 OWNED BY              6       SHARED VOTING POWER
                   EACH
                REPORTING                              -0-
                  PERSON           --------------------------------------------
                   WITH                7       SOLE DISPOSITIVE POWER

                                                       8,388,149 **
                                   ---------------------------------------------
                                       8       SHARED DISPOSITIVE POWER

                                                       -0-
-------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        8,388,149**

-------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*

-------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       11.3%
-------------------------------------------------------------------------------

     12       TYPE OF REPORTING PERSON*

                       IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** As of 12/31/01. Includes the following: 1,204,822 Common Shares held by Mr. Lewis, as Trustee of two trusts established for his brother, and 113,016 Common Shares held by a charitable corporation of which Mr. Lewis is a trustee and an officer, as to which Mr. Lewis disclaims any beneficial interest; 1,336,342 shares held by two limited partnerships in which Mr. Lewis holds general partnership interests and one limited liability company in which Mr. Lewis holds a membership interest, as to which Mr. Lewis disclaims any beneficial interest except to the extent of his pecuniary interest therein; 464,500 shares which Mr. Lewis has the right to acquire under stock options that were exercisable as of 12/31/01 or that will become exercisable within 60 days thereafter; and 16,340 Common Shares held in an account for Mr. Lewis under the issuer's Retirement Security Program.

                                    SCHEDULE 13G
                                    ------------



Item 1(a)    Name of Issuer:
---------    --------------

             The name of the issuer is The Progressive Corporation (the
             "Issuer").

Item 1(b)    Address of Issuer's Principal Executive Offices:
---------    -----------------------------------------------

             The address of the Issuer's principal executive offices is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

Item 2(a)    Name of Person Filing:
---------    ---------------------

             The name of the person filing this Schedule 13G is Peter B. Lewis.

Item 2(b)    Address of Principal Business Office or, if none, Residence:
---------    -----------------------------------------------------------

             The address of the principal business office of Peter B. Lewis is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

Item 2(c)    Citizenship:
---------    -----------

             Peter B. Lewis is a United States citizen.

Item 2(d)    Title of Class of Securities:
---------    ----------------------------

             The class of securities which is the subject of this Schedule 13G is Common Shares, $1.00 par value, of the Issuer.

Item 2(e)    CUSIP Number:
---------    ------------

             The CUSIP number for such class of securities is 743315 10 3.

Item 3       Not Applicable.
------

Item 4       Ownership
------       ---------
             (a)      Amount Beneficially Owned                                               8,388,149**

             (b)      Percent of Class                                                        11.3%

             (c)      Number of shares as to which such person has:

                      (i)      sole power to vote or to direct the vote                       8,388,149**

                      (ii)     shared power to vote or to direct the vote                      -0-

                      (iii)    sole power to dispose or to direct the disposition of          8,388,149**

                      (iv)     shared power to dispose or to direct the disposition of         -0-


** See footnote on page 2.




                                Page 3 of 4 Pages

Item 5       Ownership of Five Percent or Less of a Class:
------       --------------------------------------------

             Not Applicable.

Item 6       Ownership of More than Five Percent on Behalf of Another Person:
------       ---------------------------------------------------------------

             Not Applicable.

Item 7       Identification and Classification of the Subsidiary Which Acquired
------       -------------------------------------------------------------------
             the Security Being Reported on By the Parent Holding Company:
             -------------------------------------------------------------

             Not Applicable.

Item 8       Identification and Classification of Members of the Group:
------       ---------------------------------------------------------

             Not Applicable.

Item 9       Notice of Dissolution of Group:
------       ------------------------------

             Not Applicable.

Item 10      Certifications:
-------      --------------

             Not Applicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             February 11, 2002


Signature:        /s/ Peter B. Lewis
                  -----------------------------------------------

Name/Title:       Peter B. Lewis


















                                Page 4 of 4 Pages